Exhibit 99.2

ZIM INTEGRATED SHIPPING SERVICES LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL GENERAL

MEETING OF SHAREHOLDERS TO BE HELD

ON TUESDAY, DECEMBER 1, 2026

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Chen Lichtenstein and Noam Nativ, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ZIM Integrated Shipping Services Ltd. (the "Company"), standing in the name of the undersigned at the close of business on Monday, October 26, 2026, at the Annual General Meeting of Shareholders of the Company to be held at the Company's offices, 9, Andrei Sakharov Street, Haifa, Israel, on Tuesday, December 1, 2026 at 5:00 p.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows (the "Meeting").

A shareholder’s proxy card must be received by the Company no later than Tuesday, December 1, 2026, at 1:00 p.m. Israel time, otherwise it shall not be valid at the Meeting.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the Meeting.

The shares represented by this proxy card will be voted in the manner directed.

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on November 30, 2026 (i.e., 6:59 a.m. Israel Time on December 1, 2026). Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE –1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on November 30, 2026 (i.e., 6:59 a.m. Israel Time on December 1, 2026). Have your proxy card in hand when you call and then follow the instructions.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the cost incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the internet. To sign up for electronic delivery, please go to www.proxvote.com and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. The signed proxy card must be received by 11:59 p.m. Eastern Time on November 30, 2026 (i.e., 6:59 a.m. Israel Time on December 1, 2026). Alternatively, you may physically deliver the envelope to the Company’s Israeli registered office by no later than 1:00 p.m. Israel Time on December 1, 2026 (i.e., 6:00 a.m. Eastern Time on December 1, 2026).

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

☒	Please mark your votes as in this example.

Proposal 1:

Re-election of eleven (11) members to the Company’s Board of Directors.

(i) Election of Yair Seroussi to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

 (ii) Election of Chen Lichtenstein to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

(iii) Election of Nir Epstein to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

(iv) Election of Birger Johannes Meyer-Gloeckner to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

(v) Election of William (Bill) Shaul to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

(vi) Election of Liat Tennenholtz to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

(vii) Election of Anita Odedra to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

(viii) Election of Dr. Yoram Turbowicz to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

(ix) Election of Yair Avidan to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

(x) Election of Ron Hadassi to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

(xi) Election of Ran Gritzerstein to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Proposal 2:

Re-appointment of Somekh Chaikin, an affiliate of KPMG International Cooperative, as the independent auditors of the Company for the period ending at the close of the next annual general meeting and to authorize the Board of Directors, following the recommendation of the Audit Committee, to determine their fees.

FOR	AGAINST	ABSTAIN
☐	☐	☐

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2026
(Signature of Shareholder)
(Signature of Shareholder)
Please sign exactly as your name(s) appears on your share certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.